VENTURE LENDING & LEASING V, INC.
104 La Mesa Drive, Suite 102
Portola Valley, California 94028

July 23, 2014

Asen Parachkevov
Securities and Exchange Commission
100 F Street, N E
Washington, DC 20549-4720

Re:	SEC Comments on Preliminary Proxy Filing for Venture Lending & Leasing Fund V, Inc. (the “Fund”); File No. 814-00731

Mr. Parachkevov,

This letter is in response to your comments provided telephonically on July 17, 2014 relating to the preliminary proxy statement, filed with the Commission on July 9, 2014, regarding the proposed liquidation and dissolution of the Fund and the termination of its status as a business development company (“BDC”) under the Investment Company Act of 1940 (the “1940 Act”). The comments that you asked be clarified by written response in advance of the filing of the Fund’s definitive proxy statement are each set forth below and followed by our response. The comments that you asked be addressed in the Fund’s definitive proxy statement will be reflected in the filing we plan to make with the Commission on July 23, 2014.

1.	Comment: Please provide the standard “Tandy” representations.

Response:     The Fund accepts responsibility for the adequacy and accuracy of the disclosure in the filings that are the subject of this letter.  The Fund acknowledges that Commission staff comments or changes to disclosure in response to Commission staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.  The Fund further acknowledges that it may not assert the Commission staff comments set forth below as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

2.
Comment:    State that the definitive proxy that will be delivered to the members of Venture Lending & Leading V, LLC, the sole shareholder of the Fund (the “LLC”), is substantially the same as the definitive proxy filed with the Commission by the Fund that will be delivered to the LLC.

Response:    Because the Operating Agreement of the LLC grants its members pass-through voting rights, the LLC may take no action as the sole shareholder of the Fund without first securing the approval of the members of the LLC. The proxy statement that the LLC will deliver to its members to secure the approval needed to liquidate and dissolve the Fund and determinate its status as a BDC will be substantially the same in all

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Response to Preliminary Proxy Comments
July 18, 2014

respects as the definitive proxy filed with the Commission by the Fund that will be delivered to the LLC.

3.	Comment: Explain why the Fund will not maintain a reserve of assets to cover any unanticipated expenses and liabilities of the Fund following its proposed liquidation and dissolution.

Response:    The Fund’s Plan of Liquidation provides that, upon approval of the proposals set forth in the Fund’s proxy statement, the Fund will distribute all of its assets to the LLC, except that the Fund will retain all rights associated with its licenses and registrations, including the rights associated with its status as a BDC under the 1940 Act, its status as a registrant under Section 12(g) of the Securities Exchange Act, and its status as a finance lender under the California Finance Lenders Law. At Section 5, the Plan of Liquidation also appoints the LLC as its disbursement agent to pay, from the cash distributed by Fund to the LLC, the expenses of the Fund not paid by the Fund as of the distribution date, including expenses associated with the preparation and filing of Articles of Dissolution for the Fund with the Maryland Department of Assessments and Taxation. The liability of the LLC for the expenses or liabilities of the Fund is limited only to the extent that such expenses or liabilities exceed the amount of the cash distributed by the Fund to the LLC. Because the Fund will distribute all of its cash to the LLC, there is thus no need for the Fund to maintain a reserve of assets, in trust or otherwise, to cover any expenses or liabilities that should arise following its liquidation and dissolution.

4.	Comment: Confirm that the Fund has not issued any senior securities.

Response:    The Fund does not have any outstanding senior securities. Its capital structure consists of 100,000 authorized shares of a single class of common stock, all of which are owned by the LLC.

5.	Comment: Indicate which section of the LLC’s Operating Agreement allows for the Advisory Board of the LLC to be compensated for providing services to the LLC.

Response:     It is anticipated that following the proposed liquidation and dissolution of the Fund, each member of the LLC’s Advisory Board will receive an annual fee of $5,000 for each twelve-month period he or she serves as an Advisory Board member. This compensation arrangement is both contemplated by and permissible under Section 7.7 of the LLC’s Amended and Restated Operating Agreement dated August 1, 2013, which states in its entirety:

Until the Fund is liquidated, the members of the Advisory Board shall not receive any compensation for their services other than reimbursement of their reasonable expenses in attending meetings. Concurrent with the Fund’s liquidation, in addition to such reimbursement, unless the Managing Member determines otherwise, each of the members of the Advisory Board shall be entitled to receive for his or her services to the Company Five Thousand Dollars ($5,000) for each twelve (12) month period (or a pro rata portion thereof for any period of less than

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Response to Preliminary Proxy Comments
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twelve (12) months) for which he or she serves as a member. If the Managing Member determines to change the amount of the compensation payable to members of the Advisory Board, it shall notify the Members of such change at least thirty (30) days prior to its implementation.

We hope that these responses adequately address your comments. If you have further questions or comments, please contact the undersigned at (650) 234-4300.

Sincerely,

/s/ Martin D. Eng
Martin D. Eng
Vice President, Chief Financial Officer and
Secretary

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